Northern Star Investment Corp. II

c/o Graubard Miller

405 Lexington Avenue

New York, New York 10174

September 2, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Star Investment Corp. II

Registration Statement on Form S-4

File No. 333-255120

Application for Withdrawal of Registration Statement

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Northern Star Investment Corp. II (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-4, File Number 333-255120 (the “Form S-4 Registration Statement”), relating to the proposed business combination between the Company and Apex Fintech Solutions LLC.

This application is being made because the transaction contemplated by the Registration Statement has been terminated and is not proceeding. No securities have been sold or issued under the Form S-4 Registration Statement. Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-4 Registration Statement as soon as possible.

Should you have any questions regarding this matter, please call Jeffrey M. Gallant of Graubard Miller, at (212) 818-8638.

Sincerely,

/s/ Jonathan Ledecky

Jonathan Ledecky
Chief Operating Officer